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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MAY, 2001


               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
                 (Translation of Registrant's Name into English)

                              5985 MCLAUGHLIN ROAD
                          MISSISSAUGA, ONTARIO L5R 1B8
                                     CANADA
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.)

         Form 20-F [X]              Form 40-F [  ]


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)

                  Yes [  ]          No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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6-K ITEMS

I. This Report on Form 6-K includes the following materials sent to shareholders of the Registrant in connection with the Registrant's Annual Meeting of Shareholders, scheduled to be held on June 6, 2001:

         1.       Letter to Shareholders.

         2.       Annual Report 2000.

         3.       Notice of Annual Meeting of Shareholders.

         4.       Management Information Circular.

         5.       Management's Discussion and Analysis.

         6.       Audited Annual Financial Statements.

         7. Form of Proxy for the Annual Meeting of Shareholders to be Held on June 6, 2001.

         8.       Confirmation of Mailing from CIBC Mellon Trust Company.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  HYDROGENICS CORPORATION -
                                  CORPORATION HYDROGENIQUE
                                  (Registrant)

                                  By:  /s/  Jonathan Lundy
                                  -------------------------------------------
                                  Jonathan Lundy
                                  Vice President Corporate Affairs and
                                  Corporate Secretary


Dated:  May 9, 2001




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                                  EXHIBIT INDEX

EXHIBIT 99.1            Letter to Shareholders.

EXHIBIT 99.2            Annual Report 2000.

EXHIBIT 99.3            Notice of Annual Meeting of Shareholders.

EXHIBIT 99.4            Management Information Circular.

EXHIBIT 99.5            Management's Discussion and Analysis.

EXHIBIT 99.6            Audited Annual Financial Statements.

EXHIBIT 99.7 Form of Proxy for the Annual Meeting of Shareholders to be Held on June 6, 2001.

EXHIBIT 99.8            Confirmation of Mailing from CIBC Mellon Trust Company.